SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 20, 2015

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and the six month periods ended June 30, 2015 and 2014 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2014 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.

Recent Developments and History

Dividend Policy

On August 13, 2015, the Board of Directors declared a quarterly cash dividend for the second quarter of 2015 of $0.05 per share of common stock payable on September 24, 2015 to stockholders of record as of September 18, 2015. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Equity Transactions

In January 2015, Navios Acquisition, through the holder’s put option, redeemed 250 shares of its Series D Convertible Preferred Stock and paid $2.5 million to the holder upon redemption.

On March 2, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On April 24, 2015, Navios Acquisition redeemed, through the holder’s put option, 25,000 shares of the puttable common stock and 75 shares of its Series D Convertible Preferred Stock and paid $250,000 and $750,000, respectively, to the holder upon redemption.

On April 30, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock were mandatorily converted into 64,800 shares of common stock.

As of June 30, 2015, Navios Acquisition had the following equity outstanding: 152,104,742 shares of common stock (which includes 375,000 shares of puttable common stock), 3,000 shares of Series A Convertible Preferred Stock, 378 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of two LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Maritime Holdings Inc. (“Navios Holdings”) and 475 shares of Series D Convertible Preferred Stock issued in connection with the acquisition of two LR1 product tankers.

Under the share repurchase program, for up to $50.0 million, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 526,390 shares for a total cost of approximately $2.0 million, as of August 17, 2015.

Vessels sold to Navios Midstream

On June 18, 2015, Navios Acquisition sold the C. Dream, a 2000-built VLCC of 298,570 dwt, and the Nave Celeste, a 2003-built VLCC of 298,717 dwt, to Navios Maritime Midstream Partners L.P. (“Navios Midstream”) for a sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition.

Fleet

As of August 18, 2015, our fleet consisted of a total of 37 double-hull tanker vessels, aggregating approximately 3.5 million deadweight tons (“dwt”). The fleet includes six VLCC tankers, which transport crude oil and eight Long Range 1 (“LR1”) product tankers, 19 Medium Range 2 (“MR2”) product tankers and four chemical tankers, which transport refined petroleum products and bulk liquid chemicals. All the vessels are currently chartered-out to high-quality counterparties with an average remaining charter period of approximately one year. As of August 18, 2015, we had charters covering 97.2% of available days in 2015, 43.3% of available days in 2016 and 8.3% of available days in 2017.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Sharing	Expiration Date(2)
Owned Vessels

Nave Constellation	Chemical Tanker	2013	45,281	$14,869		50%/50%	September 2015
				$16,088		50%/50%	September 2016
Nave Universe	Chemical Tanker	2013	45,513	$16,088		50%/50%	July 2016
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(11)	None	November 2015
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(11)	None	November 2015
Nave Velocity	MR2 Product Tanker	2015	49,999	$14,319	(8)	50%/50%	February 2017
Nave Sextans	MR2 Product Tanker	2015	49,999	$16,294		None	January 2018
Nave Pyxis	MR2 Product Tanker	2014	49,998	$16,294		None	February 2018
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,319	(8)	50%/50%	September 2016
Nave Jupiter	MR2 Product Tanker	2014	49,999	$14,319	(8)	50%/50%	May 2016
Bougainville	MR2 Product Tanker	2013	50,626	$15,663	(7)	100%	September 2015
				$15,976		100%	September 2016
				$16,296		100%	September 2017
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,600		None	February 2017
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$13,331	(4)	50%/50%	January 2016
Nave Capella	MR2 Product Tanker	2013	49,995	$16,664	(15)	None	January 2016
Nave Orion	MR2 Product Tanker	2013	49,999	$13,331	(4)	50%/50%	March 2016
Nave Titan	MR2 Product Tanker	2013	49,999	$13,825	(5)	50%/50%	June 2016
Nave Aquila	MR2 Product Tanker	2012	49,991	$13,331		50%/50%	November 2015
				$14,566	(3)	50%/50%	November 2016
Nave Atria	MR2 Product Tanker	2012	49,992	$14,566	(3)	50%/50%	July 2016
Nave Orbit	MR2 Product Tanker	2009	50,470	$13,825		None	October 2015
Nave Equator	MR2 Product Tanker	2009	50,542	$13,750		None	October 2015
				$14,250	(14)	None	April 2016
Nave Equinox	MR2 Product Tanker	2007	50,922	$15,650	(6)	None	April 2016
Nave Pulsar	MR2 Product Tanker	2007	50,922	$15,553	(6)	None	May 2016
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,578		None	November 2015
Nave Lucida	MR2 Product Tanker	2005	47,999	$13,578		None	November 2015
Nave Atropos	LR1 Product Tanker	2013	74,695	$12,838		50%/50%	October 2015
				$13,825		50%/50%	October 2016
Nave Rigel	LR1 Product Tanker	2013	74,673	$12,838		50%/50%	August 2015
				$13,825		50%/50%	August 2016
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	$13,825		50%/50%	February 2016
Nave Cetus	LR1 Product Tanker	2012	74,581	$13,825		50%/50%	April 2016
Nave Estella	LR1 Product Tanker	2012	75,000	$11,850		90% up to $16,000	January 2016
						50% above $16,000
				$11,850		90% up to $17,000	January 2017
						50% above $17,000
Nave Andromeda	LR1 Product Tanker	2011	75,000	$13,000		100% up to $16,000	November 2015
						50% above $16,000
				$14,000		100% up to $17,000	November 2016
						50% above $17,000
Nave Ariadne	LR1 Product Tanker	2007	74,671	$13,825		50%/50%	May 2016
Nave Cielo	LR1 Product Tanker	2007	74,671	$13,825		50%/50%	May 2016
Nave Buena Suerte(13)	VLCC	2011	297,491	Floating Rate	(16)	None	August 2016
Nave Quasar(13)	VLCC	2010	297,376	$25,350		50% above $29,250	February 2016
Nave Synergy	VLCC	2010	299,973	$34,125		None	January 2016
Nave Galactic(13)	VLCC	2009	297,168	Floating Rate	(12)	None	March 2016
Nave Neutrino(13)	VLCC	2003	298,287	Floating Rate	(9)	None	October 2015
Nave Electron(13)	VLCC	2002	305,178	Floating Rate	(10)	None	November 2015

(1)	Net time charter-out rate per day (net of commissions), presented in USD.
(2)	Estimated dates assuming midpoint of redelivery by charterers.
(3)	Charterer’s option to extend the charter for one year at $15,553 net plus profit sharing. Profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.
(4)	Charterer’s option to extend the charter for one year at $14,813 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally between each party.
(5)	Charterer’s option to extend the charter for one year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally between each party.
(6)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice.

For the Nave Equinox, the premium is $1,900 net per day and for the Nave Pulsar, $1,975 net per day.

(7)	Rate can reach a maximum of $20,885 net per day calculated based on a formula. Both rate and ceiling increase by 2% annually.
(8)	Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.
(9)	Rate is based upon daily Baltic International Tanker Routes (“BITR”), Route Tanker Dirty 3 ME Gulf to Japan (“TD3”) adjusted for vessel’s service speed/cons.
(10)	Rate based on VLCC pool earnings.
(11)	Rate based on chemical tankers pool earnings.
(12)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $39,500 net per day and 50% of any amount in excess of $39,500 net per day. The contract provides a minimum rate of $29,625 net per day.
(13)	Navios Acquisition has granted an option to Navios Midstream, exercisable until November 2016, to purchase the vessel from Navios Acquisition at fair market value.
(14)	Charterer’s option to extend for one year at $18,250 net per day.
(15)	Charterer’s option to extend for six months at $18,664 net per day.
(16)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $29,625 net per day.

Charter Policy and Industry Outlook

Our core fleet, as of August 18, 2015, consisted of 37 vessels, of which six are VLCCs, 27 are product tankers and four are chemical tankers. All the vessels are currently chartered-out to high-quality counterparties with an average remaining charter period of approximately one year. Many of our charters have profit sharing arrangements (see fleet table above). We intend to deploy the open vessels that have yet to be chartered-out to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

We intend to selectively grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to acquire young, high-quality, modern, double-hulled vessels in the product, crude oil and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of charter rates for crude, product and chemical tankers that have fallen from their highs of 2008.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the general economic, regulatory, political and governmental conditions that affect the shipping industry and those that specifically affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of oil majors and major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with oil majors and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our condensed consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet, currently in the water, is 4.4 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring older vessels, the cost per vessel would be expected to rise and vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three and six month periods ended June 30, 2015 and 2014 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended June 30,		Six month period ended June 30,
	2015 (unaudited)	2014 (unaudited)	2015 (unaudited)	2014 (unaudited)
FLEET DATA
Available days(1)	3,523	3,288	6,961	6,367
Operating days(2)	3,511	3,280	6,936	6,349
Fleet utilization(3)	99.7%	99.8%	99.7%	99.7%
Vessels operating at period end	37	37	37	37
AVERAGE DAILY RESULTS
Time Charter Equivalent Rate per day(4)	$22,541	$18,508	$22,531	$19,009

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings and special surveys.

(4)	Time Charter Equivalent Rate: Time Charter Equivalent (the “TCE” Rate) is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

The following tables present condensed consolidated revenue and expense information for the three and six month periods ended June 30, 2015 and 2014. This information was derived from the unaudited condensed consolidated statements of comprehensive income/ (loss) of Navios Acquisition for the respective periods.

For the Three Month Period ended June 30, 2015 compared to the Three Month Period ended June 30, 2014

Expressed in thousands of U.S. dollars	For the Three Months Ended June 30, 2015 (unaudited)	For the Three Months Ended June 30, 2014 (unaudited)
Revenue	$80,408	$62,242
Time charter and voyage expenses	(996)	(1,392)
Direct vessel expenses	(348)	(477)
Management fees	(24,293)	(23,787)
General and administrative expenses	(3,903)	(3,726)
Depreciation and amortization	(14,880)	(16,959)
Gain/ (loss) on sale of vessels	5,771	(904)
Interest income	302	169
Interest expenses and finance cost, net	(19,110)	(18,147)
Equity in net earnings of affiliated companies	3,651	262
Other expense, net	(240)	(85)

Net income/ (loss)	$26,362	$(2,804)

EBITDA(1)	$60,398	$32,610
Adjusted EBITDA(1)	$55,289	$34,972

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. See “—Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities” for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under U.S. GAAP.

Revenue: Revenue for the three month period ended June 30, 2015 increased by $18.2 million or 29.2% to $80.4 million, as compared to $62.2 million for the same period of 2014. The increase was mainly attributable to (i) the increase in revenue following the acquisition of eight vessels since April 2014 and (ii) the profit sharing increase by $8.2 million to $8.6 million recognized in the three month period ended June 30, 2015, as compared to $0.4 million for the same period in 2014. The increase was partially mitigated by $17.3 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015. Available days of the fleet increased to 3,523 days for the three month period ended June 30, 2015, as compared to 3,288 days for the three month period ended June 30, 2014. The TCE Rate increased to $22,541 for the three month period ended June 30, 2015, from $18,508 for the three month period ended June 30, 2014.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2015 decreased by $0.4 million to $1.0 million, as compared to $1.4 million for the three month period ended June 30, 2014. The $0.4 million decrease was attributable to a $0.7 million decrease in voyage related expenses, such as port expenses and bunkers consumption, and was partially mitigated by $0.3 million increase in broker commissions due to the increased number of vessels in Navios Acquisition’s fleet.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $0.3 million for the three month period ended June 30, 2015, as compared to $0.5 million for the three month period ended June 30, 2014. The decrease was due to the sale of five VLCCs in 2014 and two VLCCs in June 2015.

Management fees: Management fees for the three month period ended June 30, 2015 increased by $0.5 million to $24.3 million, as compared to $23.8 million for the three month period ended June 30, 2014. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet and was partially mitigated by $4.2 million decrease due to (i) the sale of five VLCCs in 2014 and two VLCCs in June 2015 and (ii) the decrease in the daily fixed management fee paid per VLCC to $9,500 from $10,000 with effect as of May 2014.

General and administrative expenses: Total general and administrative expenses for the three month period ended June 30, 2015 increased by $0.2 million to $3.9 million compared to $3.7 million for the three month period ended June 30, 2014. The increase was mainly attributable to a: (i) $0.1 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet; and (ii) $0.8 million increase in other general and administrative expenses, including professional, other fees and travel expenses, partially mitigated by a $0.8 million decrease in the stock based compensation expense. For the three month periods ended June 30, 2015 and 2014, the expenses charged by Navios Holdings for administrative services were $1.9 million and $1.8 million, respectively.

Depreciation and amortization: Depreciation and amortization decreased by $2.1 million to $14.9 million for the three month period ended June 30, 2015 as compared to $17.0 million for the three month period ended June 30, 2014. The decrease of $2.1 million was attributable to (i) a decrease in depreciation expense of $4.3 million due to the sale of the Shinyo Splendor in May 2014 and the sale of the six VLCCs to Navios Midstream in November 2014 and June 2015; and (ii) a decrease in amortization expense of $0.9 million mainly due to a decrease in amortization of favorable and unfavorable lease terms after the sale of the time charter-out contracts attached to the six VLCCs sold to Navios Midstream. The decrease of $5.2 million was partially mitigated by $3.1 million increase in depreciation due to the acquisitions of the eight vessels discussed above. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Gain/ (loss) on sale of vessels: The gain on sale of vessels for the three month period ended June 30, 2015, was $5.8 million which resulted from sale of the Nave Celeste and the C. Dream to Navios Midstream for a total sale price of $100.0 million, of which $73.0 million was paid in cash and $27.0 million was paid in a new class of units, designated as Subordinated Series A Units of Navios Midstream.

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million and recognized a loss on the sale of $0.9 million.

Interest income: Interest income for three month period ended June 30, 2015 increased by $0.1 million to $0.3 million compared to $0.2 million for the three month period ended June 30, 2014.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2015 increased by $1.0 million to $19.1 million, as compared to $18.1 million for the three month period ended June 30, 2014. The increase was due to the increase in the weighted average interest rate for the three month period ended June 30, 2015 to 5.91% from 5.69%, during the three month period ended June 30, 2014. The increase was partially mitigated by the decrease in the average outstanding loan balance to $1,187.6 million for the three month period ended June 30, 2015 as compared to $1,273.5 million for the three month period ended June 30, 2014. As of June 30, 2015 and 2014, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,105.8 million and $1,250.3 million, respectively.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies increased by $3.4 million to $3.7 million for the three month period ended June 30, 2015, as compared to $0.3 million for the same period in 2014. The increase resulted from the equity in earnings of Navios Midstream which amounted to $3.2 million and the remaining $0.2 million increase resulted from the equity in earnings of Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”).

Other expense, net: Other expense, net for the three month period ended June 30, 2015 was $0.2 million. For the comparative period of 2014, other expense, net was $0.1 million.

For the Six Month Period ended June 30, 2015 compared to the Six Month Period ended June 30, 2014

Expressed in thousands of U.S. dollars	For the Six Months Ended June 30, 2015 (unaudited)	For the Six Months Ended June 30, 2014 (unaudited)
Revenue	$159,019	$123,211
Time charter and voyage expenses	(2,186)	(2,178)
Direct vessel expenses	(697)	(1,213)
Management fees	(48,335)	(46,087)
General and administrative expenses	(7,068)	(7,312)
Depreciation and amortization	(29,771)	(33,597)
Gain/ (loss) on sale of vessels	5,771	(904)
Impairment loss	—	(11,690)
Interest income	573	279
Interest expenses and finance cost, net	(37,315)	(35,259)
Change in fair value of other assets	—	(1,188)
Equity in net earnings of affiliated companies	7,089	453
Other expense, net	(684)	(137)

Net income/ (loss)	$46,396	$(15,622)

EBITDA(1)	$113,606	$54,168
Adjusted EBITDA(1)	$109,153	$70,850

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. See “—Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities” for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under U.S. GAAP.

Revenue: Revenue for the six month period ended June 30, 2015 increased by $35.8 million or 29.1% to $159.0 million, as compared to $123.2 million for the same period of 2014. The increase was mainly attributable to (i) the increase in revenue following deliveries of 11 vessels during the period from January 2014 until June 30, 2015 and (ii) the profit sharing increase by $14.4 million to $16.2 million recognized in the six month period ended June 30, 2015, as compared to $1.8 million for the same period in 2014. The increase was partially mitigated by $35.7 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015. Available days of the fleet increased to 6,961 days for the six month period ended June 30, 2015, as compared to 6,367 days for the six month period ended June 30, 2014. The TCE Rate increased to $22,531 for the six month period ended June 30, 2015, from $19,009 for the six month period ended June 30, 2014.

Time charter and voyage expenses: Time charter and voyage expenses amounted to $2.2 million for each of the six month periods ended June 30, 2015 and June 30, 2014.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $0.7 million for the six month period ended June 30, 2015, as compared to $1.2 million for the six month period ended June 30, 2014. The decrease was due to the sale of five VLCCs in 2014 and two VLCCs in June 2015.

Management fees: Management fees for the six month period ended June 30, 2015 increased by $2.2 million to $48.3 million, as compared to $46.1 million for the six month period ended June 30, 2014. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet and was partially mitigated by $8.8 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015 and due to the decrease in the daily fixed management fee paid for each VLCC to $9,500 from $10,000 with effect as of May 2014.

General and administrative expenses: Total general and administrative expenses for the six month period ended June 30, 2015 decreased by $0.2 million to $7.1 million compared to $7.3 million for the six month period ended June 30, 2014. The decrease was mainly attributable to a $1.6 million decrease in stock based compensation expense, partially mitigated by a: (a) $0.4 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet; and (b) $1.0 million increase in other general and administrative expenses, including professional, other fees and travel expenses. For the six month periods ended June 30, 2015 and 2014, the expenses charged by Navios Holdings for administrative services were $3.9 million and $3.5 million, respectively.

Depreciation and amortization: Depreciation and amortization decreased by $3.8 million to $29.8 million for the six month period ended June 30, 2015 as compared to $33.6 million for the six month period ended June 30, 2014. The decrease of $3.8 million was mainly attributable to (i) a decrease in depreciation expense of $9.1 million due to the sale of the Shinyo Splendor in May 2014 and the sale of the six VLCCs to Navios Midstream in November 2014 and June 2015; (ii) a decrease in amortization of favorable and unfavorable lease terms of $1.7 million, due to the sale of the time charter-out contracts attached to six VLCCs sold to Navios Midstream; and (iii) a decrease of approximately $0.2 million in amortization of favorable lease terms due to the expiration of the time charter-out contract of the Shinyo Splendor in April 2014. The decrease was partially mitigated by $7.0 million due to the acquisitions of the eleven vessels discussed above. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard.

Gain/ (loss) on sale of vessels: The gain on sale of vessels for the six month period ended June 30, 2015, was $5.8 million which resulted from the sale of the Nave Celeste and the C. Dream to Navios Midstream for a total sale price of $100.0 million, of which $73.0 million was paid in cash and $27.0 million was paid in a new class of units designated as Subordinated Series A Units of Navios Midstream.

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million and recognized a loss on sale of $0.9 million.

Impairment loss: As of March 31, 2014, an impairment loss of $10.7 million related to the sale of Shinyo Splendor had been recognized under the line item “Impairment Loss.” As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss. In addition, as of March 31, 2014, management reassessed the recoverable amount of a receivable and recognized an impairment loss of $1.0 million.

Interest income: Interest income for the six month period ended June 30, 2015 amounted to $0.6 million, as compared to $0.3 million for the six month period ended June 30, 2014.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2015 increased by $2.1 million to $37.3 million, as compared to $35.3 million for the six month period ended June 30, 2014. The increase was due to the increase in the weighted average interest rate for the six month period ended June 30, 2015 to 5.92% from 5.71%, during the six month period ended June 30, 2015 and the amount of $0.8 million incurred in relation to the write-off of deferred finance fees and debt prepayment expenses. The average outstanding loan balance amounted to $1,181.5 million for the six month period ended June 30, 2015 as compared to $1,214.8 million for the six month period ended June 30, 2014. As of June 30, 2015 and 2014, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,105.8 million and $1,250.3 million, respectively.

Change in fair value of other assets: As of March 31, 2014, management revalued its derivative asset at $2.3 million using publicly available trading data and recognized a fair value loss of $1.2 million in the condensed consolidated statement of comprehensive income/ (loss). The derivative was sold in the second quarter of 2014.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies increased by $6.6 million to $7.1 million for the six month period ended June 30, 2015, as compared to $0.5 million for the same period in 2014. The increase resulted from the equity in earnings of Navios Midstream which amounted to $6.5 million and from the equity in earnings of Navios Europe I and Navios Europe II of $0.1 million.

Other expense, net: Other expense, net for the six month period ended June 30, 2015 was $0.7 million. For the comparative period of 2014, other expense, net was $0.1 million.

Liquidity and Capital Resources

Our primary short-term liquidity needs are related to general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures, other maintenance capital expenditures and debt repayment. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings, which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely on external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to raise the size of our credit facilities or obtain additional funds on favorable terms.

Cash Flow

Cash flows for the six month period ended June 30, 2015 compared to the six month period ended June 30, 2014:

The following table presents cash flow information for the six month periods ended June 30, 2015 and 2014.

	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$54,144	$38,029
Net cash provided by/ (used in) investing activities	34,469	(209,113)
Net cash (used in)/ provided by financing activities	(69,309)	149,537
Net increase/ (decrease) in cash and cash equivalents	$19,304	$(21,547)
Cash and cash equivalents, beginning of the period	54,493	82,835
Cash and cash equivalents, end of period	$73,797	$61,288

Cash provided by operating activities for the six month period ended June 30, 2015 as compared to the six month period ended June 30, 2014:

Net cash provided by operating activities increased by $16.1 million to $54.1 million for the period ended June 30, 2015 as compared to net cash provided by operating activities of $38.0 million for the same period in 2014. The increase is analyzed as follows:

The net income for the six month period ended June 30, 2015 was $46.4 million compared to $15.6 million net loss for the six month period ended June 30, 2014. In determining net cash provided by operating activities for the six month period ended June 30, 2015, the net income was adjusted for the effect of depreciation and amortization of $29.8 million, $5.8 million gain on sale of vessels, $2.0 million for amortization and a write-off of deferred finance fees and bond premium, $0.7 million for the amortization of dry dock and special survey costs, $1.3 million stock based compensation and $1.2 million for earnings in affiliates, net of dividend received.

Amounts due to related parties decreased by $27.8 million from $28.1 million at December 31, 2014 to $0.3 million at June 30, 2015. The decrease of $27.8 million primarily resulted from a $17.5 million decrease of payables relating to management fees and other expenses, and a $10.4 million decrease in payables related to capitalized expenses.

Amounts due from related parties increased by $2.9 million to $4.2 million at June 30, 2015 from $1.4 million at December 31, 2014. The increase mainly relates to payments for dry dock and special survey costs for certain vessels of our fleet.

Please refer to the relevant discussion below, under “Related Party Transactions.”

Payment for dry dock and special survey costs incurred in the six month period ended June 30, 2014 was $0.6 million and related to the dry dock and special survey costs of certain vessels of the fleet.

Accounts receivable increased by $3.1 million from $18.3 million for the year ended December 31, 2014, to $21.7 million for the six month period June 30, 2015. The increase was mainly attributed to the increase in receivables due from charterers.

Accounts payable was $2.2 million for the six month period ended June 30, 2015 and $1.6 million for the year ended December 31, 2014. The increase of $0.6 million was due to: (i) a $0.6 million increase in agents and brokers’ payables; and (ii) a $0.2 million increase in insurers’ payables, partially mitigated by a $0.2 million decrease in payables to other suppliers.

Prepaid expenses and other current assets decreased by $1.4 million to $7.3 million for the six month period ended June 30, 2015 from $8.7 million for the year ended December 31, 2014. The total decrease in prepaid expenses and other current assets primarily resulted from: (i) a $1.8 million decrease in working capital advances required under certain charter contracts; and (ii) a $1.0 million decrease in inventory. The decrease of $2.8 million was partially mitigated by (a) a $0.7 million increase in other prepaid expenses; (b) $0.2 million representing amounts reclassified to caption “Other long-term assets,” as in accordance with the terms of the charter contracts these are expected to be redelivered to the Company within the next twelve months from June 30, 2015; and (c) a $0.5 million paid for the shares repurchase program of Navios Acquisition.

Other long-term assets decreased by $0.2 million to $0.5 million for the six month period ended June 30, 2015 from $0.7 million for the year ended December 31, 2014, due to $0.2 million representing advances to certain counterparties for working capital purposes reclassified from the caption “Prepaid expenses and other current assets.”

Accrued expenses approximately increased by $0.5 million to $10.7 million for the six month period ended June 30, 2015, from $10.3 million on December 31, 2014. The increase was mainly attributable to the increase of accrued voyage expenses.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $1.5 million to $2.9 million for the six month period ended June 30, 2015 from $1.4 million on December 31, 2014.

Cash provided by/ (used in) investing activities for the six month period ended June 30, 2015 as compared to the six month period ended June 30, 2014:

Net cash provided by investing activities increased by $243.6 million to $34.5 million as of June 30, 2015 from $209.1 million outflow as of June 30, 2014.

Net cash provided by investing activities for the six month period ended June 30, 2015, resulted from: (i) $71.2 million net proceeds from sale of vessels; and (ii) $0.8 million from dividends received from affiliates. The $72.0 million increase was mitigated by (a) $29.4 million paid for the acquisition of vessels; (b) a $4.8 million paid for investments in affiliates (from which $4.3 million relates to the investment in Navios Europe II and approximately $0.6 million was paid to Navios Midstream to acquire 32,509 general partner units in order for Navios Acquisition to maintain its 2.0% general partnership interest); and (c) a $3.3 million loan granted to Navios Europe II.

Net cash used in investing activities for the six month period ended June 30, 2014, resulted from: (a) $203.5 million paid for acquisitions of vessels; (b) $21.1 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through June 2015; and (c) $2.8 million from a loan granted to Navios Europe I. The $227.4 million increase was mitigated by the $18.3 million in proceeds from the sale of the Shinyo Splendor in May 2014.

Cash (used in)/ provided by financing activities for the six month period ended June 30, 2015 as compared to the three month period ended June 30, 2014:

Net cash used in financing activities decreased by $218.8 million to $69.3 million outflow at June 30, 2015 from $149.5 million inflow in the six month period ended June 30, 2014.

The decrease in net cash used in financing activities resulted from: (i) $64.2 million of loan repayments; (ii) $16.2 million of dividends paid; (iii) a $11.3 million payment to a related party; (iv) $3.5 million for the redemption of convertible shares; and (v) a $0.1 million decrease in restricted cash, and was partially offset by $26.0 million loan proceeds net of deferred finance fees.

Net cash provided by financing activities for the six month period ended June 30, 2014 was $149.5 million. Net cash provided by financing activities resulted from: (i) a $53.1 million loan of proceeds net of deferred finance fees; (ii) $59.6 million of proceeds from the issuance of ship mortgage notes net of debt issuance costs; (iii) $54.3 million of net proceeds from an equity offering; and (iv) $16.4 million in restricted cash. This increase was partially offset by: (a) $18.3 million of loan repayments; and (b) $15.5 million of dividends paid.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period Ended June 30, 2015 (unaudited)	Three Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2014 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$20,034	$9,166	$54,144	$38,029
Net (decrease)/increase in operating assets	(677)	(1,556)	4,455	3,073
Net decrease/(increase) in operating liabilities	20,666	10,165	14,646	(3,736)
Net interest cost	18,808	17,978	36,742	34,980
Amortization of deferred finance costs	(1,263)	(781)	(1,993)	(1,496)
Earnings in affiliates, net of dividends received	(2,279)	—	1,159	—
Share based compensation	(662)	(1,458)	(1,318)	(2,900)
Gain/ (loss) on sale of vessels	5,771	(904)	5,771	(904)
Impairment loss	—	—	—	(11,690)
Change in fair value of other assets	—	—	—	(1,188)
EBITDA(1)	60,398	32,610	113,606	54,168
Share based compensation	662	1,458	1,318	2,900
(Gain)/ loss on sale of vessels	(5,771)	904	(5,771)	904
Impairment loss	—	—	—	11,690
Change in fair value of other assets	—	—	—	1,188
Adjusted EBITDA(2)	$55,289	$34,972	$109,153	$70,850

(1)	Three Month Period Ended June 30, 2015	Three Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2015	Six Month Period Ended June 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	$20,034	$9,166	$54,144	$38,029
Net cash provided by/ (used in) investing activities	$61,902	$(50,174)	$34,469	$(209,113)
Net cash (used in)/ provided by financing activities	$(65,742)	$(15,705)	$(69,309)	$149,537

(1)	EBITDA for the three and six month periods ended June 30, 2015, in this document, represents net income plus interest and finance costs plus depreciation and amortization and income taxes.
(2)	Adjusted EBITDA for the three month period ended June 30, 2015, in this document, excludes stock-based compensation of $0.7 million and the gain on the sale of vessels of $5.8 million.

Adjusted EBITDA for the six month period ended June 30, 2015 in this document excludes stock-based compensation of $1.3 million and the gain on the sale of vessels of $5.8 million.

For the three months ended June 30, 2014, Adjusted EBITDA in this document excludes stock-based compensation of $1.5 million, and the loss on the sale of a vessel of $0.9 million.

For the six months ended June 30, 2014, Adjusted EBITDA in this document excludes stock-based compensation of $2.9 million, impairment loss and the loss on the sale of a vessel of $12.6 million and $1.2 million in connection with the change in fair value of other assets.

EBITDA and Adjusted EBITDA are presented because Navios Acquisition believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and that have limitations as an analytical tool should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition results as reported under U.S. GAAP.

Adjusted EBITDA for the three month period ended June 30, 2015 increased by $20.3 million to $55.3 million from $35.0 million in the same period of 2014. The increase in Adjusted EBITDA was due to: (i) a $18.2 million increase in revenue due to the acquisitions of the vessels described above; (ii) a $3.4 million increase in equity in net earnings of affiliated companies; and (iii) a $0.4 million decrease in time charter expenses. This increase was partially mitigated by: (a) a $0.5 million increase in management fees; (b) a $1.0 million increase in general and administrative expenses; and (c) a $0.2 million increase in other expense, net.

Adjusted EBITDA for the six month period ended June 30, 2015 increased by approximately $38.3 million to $109.2 million from $70.9 million in the same period of 2014. The increase in Adjusted EBITDA was due to: (i) a $35.8 million increase in revenue due to the acquisitions of the vessels described above; and (ii) a $6.6 million increase in equity in net earnings of affiliated companies. This increase was partially mitigated by: (a) a $2.2 million increase in management fees; (b) a $1.3 million increase in general and administrative expenses; and (c) a $0.5 million increase in other expense, net.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59.6 million.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of June 30, 2015.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as noted above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of June 30, 2015, the Company had secured credit facilities with various banks with a total outstanding balance of $454.3 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 250 bps to 325 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from October 2016 to February 2023. See also the maturity table included below.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche started three months after the delivery date of the respective vessel and bore interest at a rate of LIBOR plus 275 bps. The loan also required compliance with certain financial covenants. After various amendments, on November 13, 2014, the Company prepaid an amount of $18.4 million which was the entire amount outstanding under one of the two tranches using a portion of the proceeds received from Navios Midstream’s IPO. In June 2015, the Company fully prepaid the outstanding balance under this loan facility. The repayment of the loan agreement was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.1 million was written-off from the deferred financing fees.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015 the facility was fully drawn and as of June 30, 2015 an amount of $27.7 million was outstanding under this loan agreement.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On July 18, 2014, Navios Acquisition entered into a five-year term loan facility of up to $132.4 million (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of a credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. The refinancing was treated as a modification for accounting purposes. The agreement also requires compliance with certain financial covenants. On November 13, 2014, the Company prepaid an amount of $29.6 million which was the entire amount outstanding under the two tranches. In June 2015, the Company prepaid an amount of $29.7 million which was the entire amount outstanding under another two tranches. During the first quarter of 2015 the facility was fully drawn and as of June 30, 2015 an amount of $63.7 million was outstanding. The outstanding balances of each of the four tranches are repayable in 16 equal quarterly installments ranging from $0.35 million to $0.38 million each and a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan facility is in July 2019. One of the four outstanding tranches bears an interest at LIBOR plus 325 bps per annum and the remaining three tranches bear interest at LIBOR plus 310 bps per annum.

As of June 30, 2015, the total amount available to be drawn from all our facilities was $40.0 million.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of June 30, 2015, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred priority mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Capital Expenditures

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $39.2 million. Cash paid was $12.7 million and $26.6 million was transferred from vessel deposits.

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $33.4 million. Cash paid was $17.8 million and $15.6 million was transferred from vessel deposits.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of June 30, 2015, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion below under “Contractual Obligations.”

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2015:

	Payments due by period (Unaudited) (1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations (1)	$31,795	$91,840	$221,998	$778,644	$1,124,277
Total contractual obligations	$31,795	$91,840	$221,998	$778,644	$1,124,277

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 250 bps to 325 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of June 30, 2015, the amount undrawn from the revolving facility was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million.

Further, Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of June 30, 2015, the amount undrawn from the Navios Revolving Loans II was $31.6 million, of which Navios Acquisition was committed to fund $15.0 million. As of June 30, 2015, the amount undrawn from the Navios Term Loans II was $5.0 million, of which Navios Acquisition was committed to fund $2.4 million.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Related Party Transactions

The Navios Holdings Credit Facility: In September 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which is available for multiple drawing up to a limit of $40.0 million. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In December 2014, the facility was renewed for one year. As of June 30, 2015, there was no outstanding amount under this facility.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, which was amended on May 4, 2012, a subsidiary of Navios Holdings (the “Manager”), provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses were fixed through May 2014 for up to $0.3 million per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement will be reimbursed at cost for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Effective as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for each of the three month periods ended June 30, 2015 and 2014 amounted to $24.3 million and $23.8 million, respectively. Total management fees for each of the six month periods ended June 30, 2015 and 2014 amounted to $48.3 million and $46.1 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially set to expire in May 2015 that was later extended until May 2020, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

For the three month periods ended June 30, 2015 and 2014 the administrative services rendered by Navios Holdings amounted to $1.9 million and $1.8 million, respectively. For the six month periods ended June 30, 2015 and 2014 the administrative services rendered by Navios Holdings amounted to $3.9 million and $3.5 million, respectively.

Balance due from related parties: Amounts due from related parties as of June 30, 2015 and December 31, 2014 were $4.2 million and $1.4 million, respectively. As of June 30, 2015, the Company had a receivable from Navios Europe I and Navios Europe II in the amount of $1.2 million in connection with the accrued interest income on the working capital loan and a receivable from Navios Holdings in the amount of $3.0 million in connection with dry-docking and special survey expenses. As of December 31, 2014, the Company had a receivable from Navios Midstream in the amount of $0.7 million in connection with various payables that were settled on its behalf. Further, the Company had a receivable from Navios Europe I in the amount of $0.7 million in connection with the accrued interest income on the working capital loan.

Balance due to related parties: Amounts due to related parties as of June 30, 2015 and December 31, 2014 was $0.3 million and $28.1 million, respectively, of which the current accounts payable to Navios Holdings and its subsidiaries was $0.3 million and $18.5 million, respectively, and the long term payable was $0 and $9.6 million, respectively. The amounts mainly consist of management fees administrative fees, dry docking costs and other expenses.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Maritime Midstream Partners GP LLC (“Navios Midstream General Partner”). The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tanker, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: Navios Acquisition has granted options to Navios Midstream, exercisable until November 2016, to purchase five more VLCCs (other than the Nave Celeste and the C. Dream) from Navios Acquisition at fair market value.

Sale of C. Dream and Nave Celeste: On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100.0 million in total. Out of the $100.0 million purchase price, $73.0 million was paid in cash and the remaining amount was paid through the receipt of 1,592,920 Subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner for $0.6 million, in order for the General Partner to maintain its 2.0% general partnership interest.

The Company recognized its incremental investment in Navios Midstream, which amounted to $27.7 million under “Investment in affiliates.” The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2.9 million. Of this difference, an amount of $(0.1) million was allocated to the intangibles assets and $3.0 million was allocated to the tangible assets. This difference is being amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

The transaction resulted in a gain on sale of $14.7 million, of which $5.8 million was recognized at the time of sale in the statements of comprehensive income / (loss) under “Gain / (loss) on sale of vessels” and the remaining $9.0 million representing profit of Navios Acquisition’s 60.9% interest in Navios Midstream has been deferred under “Deferred gain on sale of assets” and is being amortized over the vessels’ remaining useful life or until the vessels are sold.

Balance due from Navios Europe I: Balance due from Navios Europe I as of June 30, 2015 amounted to $9.3 million (December 31, 2014: $8.5 million) which included the Navios Revolving Loans I of $7.1 million (December 31, 2014: $7.1 million), the non-current amount of $1.0 million (December 31, 2014: $0.7 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Loans receivable from affiliates” and the accrued interest income earned under the Navios Revolving Loans I of $1.2 million (December 31, 2014: $0.7 million) under the caption “Balance due form related parties.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of June 30, 2015, the amount undrawn under the Navios Revolving Loans I is $9.1 million, of which Navios Acquisition is committed to fund $4.3 million.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 7 for the Investment in Navios Europe II and respective ownership interests.

Balance due from Navios Europe II as of June 30, 2015 amounted to $3.3 million which included the Navios Revolving Loans II of $3,289, the non-current amount of $0.03 million related to the accrued interest income earned under the Navios Term Loans II under the caption “Loans receivable from affiliates” and the accrued interest income earned under the Navios Revolving Loans II of $0.03 million under the caption “Balance due form related parties.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of June 30, 2015, the amount undrawn under the Navios Revolving Loans II is $31.6 million, of which Navios Acquisition is committed to fund $15.0 million. As of June 30, 2015, the amount undrawn from the Navios Term Loans II was $5.0 million, of which Navios Acquisition was committed to fund $2.4 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Interest Rate Risk

As of June 30, 2015, Navios Acquisition had a total of $1,124.3 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2015, we paid interest on our outstanding debt at a weighted average interest rate of 5.92%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2015 by $2.6 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2015, Navig8 accounted for 36.3% of Navios Acquisition’s revenue. For the year ended December 31, 2014, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 and DOSCO, which accounted for 28.8% and 22.4% of total revenue, respectively.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In April 2015, the FASB issued the ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, in order to simplify presentation of debt issuance costs. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Navios Acquisition early adopted the new standard. (See Note 2 - “Summary of Significant Accounting Policies”).

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

In January 2015, the FASB issued ASU 2015-01, “Income Statement Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Acquisition plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company plans to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment,” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption had no impact to the Company’s results of operations, financial position or cash flows.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 30, 2015.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Acquisition Corporation’s 6-K containing its financial statements for the three and six months ended June 30, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2015 (unaudited) and December 31, 2014; (ii) Unaudited Condensed Consolidated Statements of Operations for each of the three and six month periods ended June 30, 2015 and 2014; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2015 and 2014; (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the six month periods ended June 30, 2015 and 2014; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited).

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2015 AND DECEMBER 31, 2014	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS) FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	June 30, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$73,797	$54,493
Restricted cash	3	6,849	6,669
Accounts receivable, net		21,712	18,273
Due from related parties	12	4,221	1,361
Prepaid expenses and other current assets		7,344	8,732

Total current assets		113,923	89,528

Vessels, net	4	1,335,093	1,375,931
Deposits for vessels acquisitions		—	42,276
Goodwill	6	1,579	1,579
Intangible assets-other than goodwill	5	—	3,300
Other long-term assets		480	690
Deferred dry dock and special survey costs, net		4,563	5,312
Investment in affiliates	7, 12	183,922	151,966
Investment in available-for-sale securities	11, 16	19,274	15,099
Loan receivable from affiliates	7, 12	11,464	7,791

Total non-current assets		1,556,375	1,603,944

Total assets		$1,670,298	$1,693,472

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$2,233	$1,599
Dividend payable	8	8,035	7,967
Accrued expenses	9	10,733	10,261
Due to related parties, short term	12	303	18,489
Deferred revenue		2,852	1,400
Current portion of long-term debt, net of deferred finance costs	10	30,507	31,882

Total current liabilities		54,663	71,598

Long-term debt, net of current portion, premium and net of deferred finance costs	10	1,075,261	1,110,120
Due to related parties, long term	12	—	9,625
Unfavorable lease terms	5	—	2,878
Deferred gain on sale of assets	4	8,971	—

Total non-current liabilities		1,084,232	1,122,623

Total liabilities		$1,138,895	$1,194,221

Commitments and contingencies	13	—	—
Series D Convertible Preferred Stock, 475 and 1,200 shares issued and outstanding with $4,750 and $12,000 redemption amount as of June 30, 2015 and December 31, 2014, respectively	14	4,750	12,000
Puttable common stock 375,000 and 0 shares issued and outstanding with $3,750 and $0 redemption amount as of June 30, 2015 and December 31, 2014	14	3,750	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,378 and 4,540 issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	14	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 152,104,742 and 151,664,942 issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	14	15	15
Additional paid-in capital	14	542,205	557,125
Accumulated deficit		(19,951)	(66,347)
Other comprehensive income/ (loss)	16	634	(3,542)

Total stockholders’ equity		522,903	487,251

Total liabilities and stockholders’ equity		$1,670,298	$1,693,472

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	For the Three Months Ended June 30, 2015 (unaudited)	For the Three Months Ended June 30, 2014 (unaudited)	For the Six Months Ended June 30, 2015 (unaudited)	For the Six Months Ended June 30, 2014 (unaudited)
Revenue		$80,408	$62,242	$159,019	$123,211
Time charter and voyage expenses		(996)	(1,392)	(2,186)	(2,178)
Direct vessel expenses		(348)	(477)	(697)	(1,213)
Management fees	12	(24,293)	(23,787)	(48,335)	(46,087)
General and administrative expenses		(3,903)	(3,726)	(7,068)	(7,312)
Depreciation and amortization	4, 5	(14,880)	(16,959)	(29,771)	(33,597)
Gain/ (loss) on sale of vessels	4, 12	5,771	(904)	5,771	(904)
Impairment loss		—	—	—	(11,690)
Interest income		302	169	573	279
Interest expenses and finance cost, net	10	(19,110)	(18,147)	(37,315)	(35,259)
Change in fair value of other assets	11	—	—	—	(1,188)
Equity in net earnings of affiliated companies	7	3,651	262	7,089	453
Other expense, net		(240)	(85)	(684)	(137)

Net income/ (loss)		$26,362	$(2,804)	$46,396	$(15,622)

Other comprehensive income
Unrealized holding income on investments in- available-for-sale-securities	16	1,901	—	4,176	—
Other comprehensive income		1,901	—	4,176	—

Total comprehensive income		28,263	—	50,572	—

Net income/ (loss)		$26,362	$(2,804)	$46,396	$(15,622)

Dividend on Series B preferred shares		(27)	(27)	(54)	(54)
Dividend on Series D preferred shares		(61)	(168)	(199)	(279)
Dividend declared on restricted shares		(70)	(105)	(140)	(210)
Undistributed (income)/ loss attributable to Series C participating preferred shares		(1,271)	151	(2,233)	825

Net income/ (loss) attributable to common shareholders, basic	16	$24,933	$(2,953)	$43,770	$(15,340)

Dividend on Series B preferred shares		27	—	54	—
Dividend on Series D preferred shares		61	—	199	—
Dividend declared on restricted shares		70	—	140	—

Net income/ (loss) attributable to common shareholders, diluted		$25,091	$(2,953)	$44,163	$(15,340)

Net income/ (loss) per share, basic		$0.17	$(0.02)	$0.29	$(0.11)
Weighted average number of shares, basic		150,580,595	149,564,942	150,455,682	145,352,511

Net income/ (loss) per share, diluted		$0.16	$(0.02)	$0.29	$(0.11)

Weighted average number of shares, diluted		154,197,621	149,564,942	154,340,946	145,352,511

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Six Months Ended June 30, 2015 (unaudited)	For the Six Months Ended June 30, 2014 (unaudited)
Operating Activities
Net income/ (loss)		$46,396	$(15,622)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization	4, 5	29,771	33,597
Amortization and write-off of deferred finance fees and bond premium		1,993	1,496
Amortization of deferred dry dock and special survey costs		697	1,213
Stock based compensation		1,318	2,900
(Gain)/ loss on sale of vessels	4, 12	(5,771)	904
Impairment loss		—	11,690
Change in fair value of other assets		—	1,188
Earnings in affiliates, net of dividends received		(1,159)	—
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		1,388	(1,932)
(Increase) in accounts receivable		(3,143)	(3,061)
(Increase)/ decrease in restricted cash		(50)	232
Decrease in other long term assets		210	2,297
Increase in accounts payable		726	628
Increase/ (decrease) in accrued expenses		638	(591)
Payments for dry dock and special survey costs		—	(609)
(Decrease) in due from related parties		(2,860)	—
(Decrease)/ increase in due to related parties		(17,462)	4,014
Increase/ (decrease) in deferred revenue		1,452	(315)

Net cash provided by operating activities		$54,144	$38,029

Investing Activities
Acquisition of vessels	4	(29,397)	(203,493)
Deposits for vessel acquisitions	4	—	(21,104)
Dividends received from affiliates		757	—
Net proceeds from sale of vessels		71,224	18,315
Investment in affiliates		(4,826)	—
Loan receivable from affiliates		(3,289)	(2,831)

Net cash provided by/ (used in) investing activities		$34,469	$(209,113)

Financing Activities
Loan proceeds, net of deferred finance costs		25,954	53,113
Loan repayments	10	(64,198)	(18,331)
Dividend paid	8	(16,170)	(15,520)
Payment to related party		(11,265)	—
Decrease in restricted cash		(130)	16,390
Net proceeds from equity offering	14	—	54,287
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs and premium		—	59,598
Redemption of convertible shares		(3,500)	—

Net cash (used in)/ provided by financing activities		$(69,309)	$149,537

Net increase/ (decrease) in cash and cash equivalents		19,304	(21,547)
Cash and cash equivalents, beginning of year		54,493	82,835

Cash and cash equivalents, end of year		$73,797	$61,288

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$35,700	$33,359
Non-cash investing activities
Capitalized financing costs		$19	$205
Accrued interest on loan to affiliate		$917	$611
Deferred gain on sale of assets		$8,972	$—
Investment in affiliates received upon sale of vessels		$27,111	$—
Non-cash financing activities
Dividends payable		$8,035	$7,967
Acquisition of vessels		$(914)	$(1,283)
Deposits for vessel acquisition		$—	$(980)
Due to related party		$914	$2,263
Issuance of restricted stock		$1,318	$2,900

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Other Comprehensive Income/(Loss)	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2013	4,540	$—	136,714,942	$13	$—	$530,203	$(79,394)	$450,822
Issuance of common shares	—	—	14,950,000	2	—	54,287	—	54,289
Stock-based compensation (see Note 14)	—	—	—	—	—	2,900	—	2,900
Dividend paid/declared (see Note 8)	—	—	—	—	—	(16,267)	—	(16,267)
Net loss	—	—	—	—	—	—	(15,622)	(15,622)

Balance, June 30, 2014 (unaudited)	4,540	$—	151,664,942	$15	$—	$571,123	$(95,016)	$476,122

Balance, December 31, 2014	4,540	$—	151,664,942	$15	$(3,542)	$557,125	$(66,347)	$487,251

Conversion of preferred stock into puttable common stock	—	—	400,000	—	—	—	—	—
Redemption of puttable common stock	—	—	(25,000)	—	—	—		—
Conversion of preferred stock into common stock	(162)	—	64,800	—	—	—		—
Stock-based compensation (see Note 14)	—	—	—	—	—	1,318	—	1,318
Dividend paid/declared (see Note 8)	—	—	—	—	—	(16,238)	—	(16,238)
Net income	—	—	—	—	—	—	46,396	46,396
Other comprehensive income	—	—	—	—	4,176	—	—	4,176

Balance, June 30, 2015 (unaudited)	4,378	$—	152,104,742	$15	$634	$542,205	$(19,951)	$522,903

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its “IPO.” On May 28, 2010, Navios Acquisition consummated the vessel acquisitions which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In June 2015, Navios Maritime Midstream Partners L.P. (“Navios Midstream”) exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 of Subordinated Series A units, issued to Navios Acquisition and $73,000 cash consideration.

As of June 30, 2015, Navios Holdings had 42.9% of the voting power and 46.1% of the economic interest in Navios Acquisition.

As of June 30, 2015, Navios Acquisition had outstanding: 152,104,742 shares of common stock (which includes 375,000 shares of puttable common stock), 3,000 shares of Series A Convertible Preferred Stock, 378 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Holdings and 475 shares of Series D Convertible Preferred Stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s consolidated financial positions, statement of changes in equity, statements of comprehensive income/ (loss) and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2014 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning the first quarter ending March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Comprehensive Income/ (Loss), or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $22,330, with a corresponding decrease of $20,781 in Long-term debt, net and Total non-current liabilities and a decrease of $1,549 in Current portion of long-term debt net and Total current liabilities.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of June 30, 2015, and 2014 the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2015	2014
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 6/30	1/1 - 6/30
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 6/30	1/1 - 6/30
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	1/1 - 6/17	1/1 - 6/30
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 6/30
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is.	—	1/1 - 6/30
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 6/30	1/1 - 6/30
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 6/30	1/1 - 6/30
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 6/30
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.	—	1/1 - 6/30
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 6/30	1/1 - 6/30
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Alonnisos Shipping Corporation(4)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Makronisos Shipping Corporation(4)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 6/17	1/1 - 6/30
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	1/1 - 6/30
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	4/4-6/30
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	4/29-6/30
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 6/30	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(e) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry dock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies and the valuations estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $360 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(g) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and, as a result, performed an impairment test of the specific asset group. The recoverability test was based on undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included determining the net operating cash flows by considering the charter revenues from the existing time charter until its expiration, net of brokerage and address commissions and management fees and an estimate of sale proceeds from its disposal based on market valuations for such vessel. The carrying amount of the asset group was more than its undiscounted future cash flows. As a result, the entity failed the recoverability test (step one) of the impairment test and proceeded with step two of the impairment analysis.

An impairment loss in the amount of $10,718 was recognized for the period presented as the carrying amount of the asset group was not recoverable and exceeded its fair value as of March 31, 2014. Management believes the underlying assumptions supporting this assessment are reasonable.

The Shinyo Splendor was subsequently sold on May 6, 2014 to an unaffiliated third party for a net sale price of $19,219.

(h) Series D Convertible Preferred Stock: Navios Acquisition issued shares of its authorized Series D Convertible Preferred Stock (nominal and fair value $12,000) to a shipyard, in partial settlement of the purchase price of certain newbuild vessels. The Series D Convertible Preferred Stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Series D Convertible Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of Series D Convertible Preferred Stock shall have the right to convert the shares of the preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Convertible Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Convertible Preferred Stock (or converted common shares) at their nominal value at the holder’s option. Beginning 18 months after the issuance of the preferred stock, the holder can exercise the option to request the redemption of up to 250 shares of preferred stock (or converted common shares) on a quarterly basis.

The fair value of the Series D Convertible Preferred Stock was determined using a combination of the Black-Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The Series D Convertible Preferred Stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the Series D Convertible Preferred Stock.

(i) Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Recent Accounting Pronouncements

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The Company does not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Acquisition plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company plans to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption had no impact to the Company’s results of operations, financial position or cash flows.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2015	December 31, 2014
Cash on hand and at banks	$21,519	$19,380
Short-term deposits	52,278	35,113

Total cash and cash equivalents	$73,797	$54,493

Short term deposits relate to time deposit accounts held in banks for general purposes.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The restricted cash of $6,849 for June 30, 2015 and $6,669 for December 31, 2014 was held in retention accounts in order to service debt, interest payments and pledged accounts, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2013	$1,478,886	$(125,755)	$1,353,131
Additions	437,498	(63,660)	373,838
Disposals	(406,054)	65,734	(340,320)
Impairment loss	(22,724)	12,006	(10,718)

Balance at December 31, 2014	$1,487,606	$(111,675)	$1,375,931

Additions	72,606	(29,312)	43,294
Disposals	(104,274)	20,142	(84,132)

Balance at June 30, 2015	$1,455,938	$(120,845)	$1,335,093

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $33,373.

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $39,233.

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for a sale price of $100,000. The sale price consisted of $73,000 cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. Refer to Note 12. The gain on sale of vessels amounted to $5,771 and was calculated as follows:

Proceeds received:
Net Cash proceeds received from sale of assets		$71,224
Subordinated Series A Units		27,111
			98,335
Carrying Value of assets sold:
Vessels and deferred dry dock and special survey costs, net		(84,184)
Favorable & unfavorable leases		37
Working capital		554	(83,593)

			14,742

Deferred gain on sale of assets			8,971

Gain on sale of vessels	$		5,771

For the six month periods ended June 30, 2015 and 2014 capitalized interest amounted to $104 and $1,443, respectively. For the three month periods ended June 30, 2015 and 2014, capitalized interest amounted to $0 and $739, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2015 and December 31, 2014, consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2013	$57,070	$(16,899)	$40,171
Additions	—	(4,742)	(4,742)
Disposals**	(44,877)	12,748	(32,129)
Write-off*	(1,695)	1,695	—

Balance at December 31, 2014	$10,498	$(7,198)	$3,300

Additions	—	(776)	(776)
Disposals***	(10,498)	7,974	(2,524)

Balance at June 30, 2015	$—	$—	$—

Unfavorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2013	$(5,819)	$2,258	$(3,561)
Additions	—	683	683

Balance at December 31, 2014	$(5,819)	$2,941	$(2,878)

Additions	—	317	317
Disposals***	5,819	(3,258)	2,561

Balance at June 30, 2015	$—	$—	$—

Amortization (expense)/income of favorable and unfavorable lease terms for the periods ended June 30, 2015 and 2014 is presented in the following table:

	For the three months ended June 30, 2015	For the three months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Unfavorable lease terms	$146	$171	$317	$342
Favorable lease terms charter-out	(358)	(1,302)	(776)	(2,656)

Total	$(212)	$(1,131)	$(459)	$(2,314)

(*)	On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party purchaser for an aggregate price of $20,020. An amount of $1,695 has been written off due to the expiration of the time charter of the related favorable lease of the vessel.
(**)	On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream. The carrying amount of the favorable leases was $32,129.
(***)	On June 18, 2015, Navios Acquisition sold all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Sikinos Shipping Corporation and Shinyo Dream Limited) to Navios Midstream. The carrying amount of the favorable leases was $2,524 and of the unfavorable leases was $(2,561).

NOTE 6: GOODWILL

Goodwill as of June 30, 2015 and December 31, 2014 consisted of the following:

Balance January 1, 2014	$1,579

Balance December 31, 2014	1,579

Balance June 30, 2015	$1,579

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 7: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe Inc. (“Navios Europe I”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facility (the “Senior Loan I”), and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

The Navios Term Loan I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The fleet of Navios Europe I is managed by subsidiaries of Navios Holdings.

As of June 30, 2015 and December 31, 2014 the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $14,481 and $13,414, respectively, which represents the Company’s carrying value of its investment of $5,145 (December 31, 2014: $4,935) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest of $8,142 (December 31, 2014: $7,791) and the accrued interest income in the amount of $1,194 (December 31, 2014: $688) which is included under “Due from related parties”. Refer to Note 12 for the terms of the Navios Revolving Loans I.

Income recognized for the three month period ended June 30, 2015 and June 30, 2014 was $210 and $104, respectively. Income recognized for the six month period ended June 30, 2015 and June 30, 2014 was $210 and $143, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through June 30, 2015, Navios Europe II acquired nine vessels for: (i) cash consideration of $96,000 (which was funded with the proceeds of $87,000 senior loan facilities (the “Senior Loans II”) and loans aggregating $9,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,500 as of June 30, 2015. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 18.0% preferred distribution on the Navios Term Loans II and the Navios Revolving Loans II; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan II holder and (ii) the holders of the Navios Term Loans II.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Navios Term Loan II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe II are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder II; and

•	while Navios Europe II’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder II and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan II holder is exposed to a substantial portion of Navios Europe II’s risks and rewards.

Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The fleet of Navios Europe II is managed by subsidiaries of Navios Holdings.

As of June 30, 2015, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $7,623, which represents the Company’s carrying value of the investment of $4,275, the Company’s balance of the Navios Revolving Loans II including accrued interest of $3,322 and the accrued interest income in the amount of $26 which is included under “Due from related parties”.

As of June 30, 2015, the Navios Acquisition’ portion of the Navios Revolving Loan II outstanding was $3,289. For the six month period ended June 30, 2015, Navios Europe II had minimal operations and therefore, the Company did not record any equity method investee income/ (loss).

Navios Midstream

On October 13, 2014, the Company formed in the Marshall Islands a wholly-owned subsidiary, Navios Midstream. The purpose of Navios Midstream is to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On the same day, the Company formed in the Marshall Islands a limited liability company, Navios Maritime Midstream Partners GP LLC (the “Navios Midstream General Partner”) a wholly-owned subsidiary to act as the general partner of Navios Midstream.

Navios Midstream completed an IPO of its units on November 18, 2014 and is listed on the NYSE under the symbol “NAP.”

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the Navios Midstream General Partner.

In connection with the sale of Nave Celeste and the C. Dream to Navios Midstream in June 2015, Navios Acquisition received 1,592,920 Subordinated Series A Units of Navios Midstream, as part of the sales price. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner for $551, in order for the General Partner to maintain its 2.0% general partnership interest.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the above transactions, as of June 30, 2015 the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 58.9% limited partnership interest through the ownership of subordinated units (45.2%), the subordinated series A units (7.7%) and through common units (6.0%), based on all of the outstanding common, subordinated and general partner units.

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream is not a VIE. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the IPO date, Navios Acquisition, as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors. Elected directors were appointed by the general partner, but as of the IPO date are deemed to be elected directors. The elected directors represent the majority of the board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Navios Midstream and deconsolidated the vessels sold as of the IPO date.

Navios Acquisition further evaluated its investments in Navios Midstream as follows:

•	Investment in common units – The 1,242,692 common units that were acquired at the closing of the IPO were fair valued at $15 per unit and are accounted for under investment in available for sale securities. As of June 30, 2015 and December 31, 2014, the carrying amount of the investment in available-for-sale common units was $19,274 and $15,099, respectively. (See Note 16).

•	Investment in the subordinated units, Subordinated Series A units and general partner units – Under ASC 323, the Company concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Midstream and, therefore, its investment in the subordinated and general partner units of Navios Midstream was fair valued at $15 per unit and is accounted for under the equity method. The investment in the Subordinated Series A units that were acquired as part of the sale price of the Nave Celeste and the C. Dream in Navios Midstream was fair valued at $17.02 per unit and is also accounted for under the equity method. As of June 30, 2015 and December 31, 2014, the carrying amount of the investment in Navios Midstream (subordinated units, Subordinated Series A and general partner units) accounted for under the equity method was $174,501 and $147,031, respectively.

Accounting for basis difference

The initial investment in Navios Midstream following the completion of the IPO recorded under the equity method of $145,860, as of the deconsolidation date included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets. The Company’s share of the basis difference is with reference to its holding in the subordinated units and general partner units only.

The Company recognized its incremental investment in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,947. Of this difference an amount of $(82) was allocated to the intangibles assets and $3,029 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

As of June 30, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $20,275 and $17,754, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

For the three month period ended June 30, 2015 and 2014, total equity method income recognized in “Equity in net earnings of affiliated companies” was $2,717 and $0, respectively. For the six month period ended June 30, 2015 and 2014, total equity method income recognized in “Equity in net earnings of affiliated companies” was $5,737 and $0, respectively. Dividends received (including dividends received from common units held) during the three and six month periods ended June 30, 2015 were $4,524 and $6,688, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Summarized financial information of the affiliated companies is presented below:

	June 30, 2015		December 31, 2014
Balance Sheet	Navios Midstream	Navios Europe I	Navios Midstream	Navios Europe I
Current assets	$41,926	$12,304	$31,742	$13,764
Non-current assets	$442,850	$184,830	$353,920	$190,638
Current liabilities	$6,056	$14,250	$18,113	$15,649
Non-current liabilities	$197,495	$190,675	$114,065	$191,744

	Three Month Period Ended June 30, 2015		Three Month Period Ended June 30, 2014
Income Statement	Navios Midstream	Navios Europe I	Navios Midstream	Navios Europe I
Revenue	$18,350	$10,765	$15,695	$8,450
Net income/(loss)	$5,394	$(1,069)	$(679)	$(2,632)

	Six Month Period Ended June 30, 2015		Six Month Period Ended June 30, 2014
Income Statement	Navios Midstream	Navios Europe I	Navios Midstream	Navios Europe I
Revenue	$35,053	$19,860	$31,352	$17,109
Net income/(loss)	$11,706	$(4,800)	$(1,416)	$(5,063)

NOTE 8: DIVIDEND PAYABLE

On October 31, 2014, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2014 of $0.05 per share of common stock payable on January 6, 2015 to stockholders of record as of December 17, 2014. A dividend in the aggregate amount of $7,967 was paid on January 6, 2015 out of which $7,583 was paid to the stockholders of record as of December 17, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On February 6, 2015, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2014 of $0.05 per share of common stock payable on April 2, 2015 to stockholders of record as of March 18, 2015. A dividend in the aggregate amount of $7,977 was paid on April 2, 2015 out of which $7,593 was paid to the stockholders of record as of March 18, 2015 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On May 11, 2015, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2015 of $0.05 per share of common stock payable on July 2, 2015 to stockholders of record as of June 18, 2015. A dividend in the aggregate amount of $7,986 was paid on July 2, 2015 out of which $7,602 was paid to the stockholders of record as of June 18, 2015 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

As of June 30, 2015, Navios Acquisition had paid dividends of $226 to the holders of the Series B and Series D Preferred Stock.

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of June 30, 2015 and December 31, 2014 consisted of the following:

	June 30, 2015	December 31, 2014
Accrued voyage expenses	$1,273	$559
Accrued loan interest	8,711	8,925
Accrued legal and professional fees	749	777

Total accrued expenses	$10,733	$10,261

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 10: BORROWINGS

Borrowings as of June 30, 2015 and December 31, 2014 consisted of the following:

	June 30, 2015	December 31, 2014
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$123,750	$128,250
BNP Paribas S.A. and DVB Bank S.E.	67,500	69,750
DVB Bank S.E. and ABN Amro Bank N.V.	—	17,931
Eurobank Ergasias S.A. $52,200	42,389	43,753
Eurobank Ergasias S.A. $52,000	39,774	40,998
Norddeutsche Landesbank Girozentrale	27,734	24,971
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	53,516	55,078
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	63,722	74,639
HSH Nordbank AG $40,300	35,892	37,152
Less: Deferred finance costs, net	(20,221)	(22,330)
Add: bond premium	1,712	1,810

Total borrowings	$1,105,768	$1,142,002

Less: current portion, net of deferred finance costs	(30,507)	(31,882)

Total long-term borrowings, net of current portion, bond and deferred finance costs	$1,075,261	$1,110,120

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59,598.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of June 30, 2015.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of June 30, 2015, the Company had secured credit facilities with various banks with a total outstanding balance of $454,277. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 250 bps to 325 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from October 2016 to February 2023. See also the maturity table included below.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO Bank N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche started three months after the delivery date of the respective vessel and bore an interest at a rate of LIBOR plus 275 bps. The loan also required compliance with certain financial covenants. After various amendments, on November 13, 2014, the Company prepaid an amount of $18,379 which was the entire amount outstanding under one of the two tranches using a portion of the proceeds received from Navios Midstream’s IPO. In June 2015 the Company fully prepaid the outstanding balance under this loan facility. The repayment of the loan agreement was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $91 was written-off from the deferred financing fees.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015 the facility was fully drawn and as of June 30, 2015 an amount of $27,734 million was outstanding under this loan agreement.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On July 18, 2014, Navios Acquisition, entered into a five-year term loan facility of up to $132,413 (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of a credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. The refinancing was treated as a modification for accounting purposes. The agreement also requires compliance with certain financial covenants. On November 13, 2014, the Company prepaid an amount of $29,610 which was the entire amount outstanding under two of the tranches. In June 2015,

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(Expressed in thousands of U.S. Dollars except share and per share data)

the Company prepaid an amount of $29,678 which was the entire amount outstanding under another two tranches. During the first quarter of 2015 the facility was fully drawn and as of June 30, 2015 an amount of $63,722 was outstanding. The outstanding balances of each of the four tranches are repayable in 16 equal quarterly installments ranging from $348 to $380 each and a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan facility is in July 2019. One of the four outstanding tranches bears an interest at LIBOR plus 325 bps per annum and the remaining three tranches bear interest at LIBOR plus 310 bps per annum.

As of June 30, 2015, the total amount available to be drawn from all our facilities was $40,000.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of June 30, 2015, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred priority mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of June 30, 2015 for the next five years and thereafter based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes. The maturity table below includes in the amount shown for 2015 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of vessels delivered.

Amount
Long-Term Debt Obligations:
Year
June 30, 2016	$31,795
June 30, 2017	63,045
June 30, 2018	28,795
June 30, 2019	107,295
June 30, 2020	114,703
June 30, 2021 and thereafter	778,644

Total	$1,124,277

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

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UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of comprehensive income/ (loss).

Other long-term debt, net of deferred finance costs: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continue to approximate its fair value, excluding the effect of any deferred finance costs.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	June 30, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$73,797	$73,797	$54,493	$54,493
Restricted cash	$6,849	$6,849	$6,669	$6,669
Investments in available-for-sale securities	$19,274	$19,274	$15,099	$15,099
Ship mortgage notes and premium	$671,712	$666,235	$671,810	$657,860
Other long-term debt, net of deferred finance costs	$434,056	$454,277	$470,192	$492,522
Loans receivable from affiliates	$11,464	$11,464	$7,791	$7,791

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2015.

	Fair Value Measurements at June 30, 2015 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$73,797	$73,797	$—		$—
Restricted cash	$6,849	$6,849	$—		$—
Ship mortgage notes	$666,235	$666,235	$—		$—
Other long-term debt(1)	$454,277	$—	$454,277	(1)	$—
Loans receivable from affiliates	$11,464	$—	$11,464	(1)	$—

	Fair Value Measurements at December 31, 2014 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$54,493	$54,493	$—		$—
Restricted cash	$6,669	$6,669	$—		$—
Ship mortgage notes	$657,860	$657,860	$—		$—
Other long-term debt(1)	$492,522	$—	$492,522	(1)	$—
Loans receivable from affiliates	$7,791	$—	$7,791	(1)	$—

(1)	The fair value of the Company’s other long-term debt and due to related parties, long-term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

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(Expressed in thousands of U.S. Dollars except share and per share data)

The following table presents the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of June 30, 2015 Using
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$19,274	$19,274	$—	$—

	Fair Value Measurements as of December 31, 2014 Using
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$15,099	$15,099	$—	$—

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings which is available for multiple drawings up to a limit of $40,000. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In December 2014 the facility was renewed for one year. As of June 30, 2015, there was no outstanding amount under this facility.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 as amended on May 4, 2012, Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Dry docking expenses were fixed for the first four years under this agreement for up to $300 per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel and $7.0 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement will be reimbursed at cost for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for each of the three month periods ended June 30, 2015 and 2014 amounted to $24,293 and $23,787, respectively. Total management fees for the six month periods ended June 30, 2015 and 2014 amounted to $48,335 and $46,087, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

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UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For the three month periods ended June 30, 2015 and 2014 the administrative services rendered by Navios Holdings amounted to $1,935 and $1,803, respectively. For the six month periods ended June 30, 2015 and 2014 the administrative services rendered by Navios Holdings amounted to $3,861 and $3,498, respectively.

Balance due from related parties: Amounts due from related parties as of June 30, 2015 and December 31, 2014 were $4,221 and $1,361, respectively. As of June 30, 2015, the Company had a receivable from Navios Europe I in the amount of $1,194 and a receivable from Navios Europe II in the amount of $26 in connection with the accrued interest income on the working capital loan and a receivable from Navios Holdings in the amount of $3,000 in connection with dry-docking and special survey expenses. As of December 31, 2014, the Company had a receivable from Navios Midstream in the amount of $674 in connection with various payables that were settled on its behalf. Further, the Company had a receivable from Navios Europe I in the amount of $688 in connection with the accrued interest income on the working capital loan.

Balance due to related parties: Amounts due to related parties as of June 30, 2015 and December 31, 2014 was $303 and $28,144, respectively, of which the current accounts payable to Navios Holdings and its subsidiaries was $303 and $18,489, respectively, and the long term accounts payable was $0 and $9,625, respectively. The amounts mainly consist of management fees administrative fees, dry docking costs and other expenses.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tanker, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to

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(Expressed in thousands of U.S. Dollars except share and per share data)

charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition has granted options to Navios Midstream, exercisable until November 2016, to purchase five more VLCCs (other than the Nave Celeste and the C. Dream) from Navios Acquisition at fair market value.

Sale of C. Dream and Nave Celeste: On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100,000 million in total. Out of the $100,000 purchase price, $73,000 was paid in cash and the remaining amount was paid through the receipt of 1,592,920 Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $551.

The Company recognized its incremental investment in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,947. Of this difference an amount of $(82) was allocated to the intangibles assets and $3,029 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

The transaction resulted in a gain on sale of $14,742, of which $5,771 was recognized at the time of sale in the statements of comprehensive income / (loss) under “Gain / (loss) on sale of vessels” and the remaining $8,971 representing profit of Navios Acquisition’s 60.9% interest in Navios Midstream has been deferred under “Deferred gain on sale of assets” and is being amortized over the vessels’ remaining useful life or until the vessels are sold.

Balance due from Navios Europe I: Balance due from Navios Europe I as of June 30, 2015 amounted to $9,336 (December 31, 2014: $8,478) which included the Navios Revolving Loans I of $7,125 (December 31, 2014: $7,125), the non-current amount of $1,017 (December 31, 2014: $665) related to the accrued interest income earned under the Navios Term Loans I under the caption “Loans receivable from affiliates” and the accrued interest income earned under the Navios Revolving Loans I of $1,194 (December 31, 2014: $688) under the caption “Balance due form related parties.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of June 30, 2015, the amount undrawn under the Navios Revolving Loans I is $9,100, of which Navios Acquisition is committed to fund $4,323.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 7 for the Investment in Navios Europe II and respective ownership interests.

Balance due from Navios Europe II as of June 30, 2015 amounted to $3,348 which included the Navios Revolving Loans II of $3,289, the non-current amount of $33 related to the accrued interest income earned under the Navios Term Loans II under the caption “Loans receivable from affiliates” and the accrued interest income earned under the Navios Revolving Loans II of $26 under the caption “Balance due form related parties.”

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UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of June 30, 2015, the amount undrawn under the Navios Revolving Loans II is $31,575, of which Navios Acquisition is committed to fund $14,998. As of June 30, 2015, the amount undrawn under the Navios Term Loans II is $5,000, of which Navios Acquisition is committed to fund $2,375.

NOTE 13: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter–in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 14: PREFERRED AND COMMON STOCK

Preferred Stock

As of June 30, 2015, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock (being 30% of the 540 shares originally issued), with nominal value of $10 per share, were mandatorily converted into 64,800 shares of common stock at a conversion ratio of 1:25.

As of each of June 30, 2015 and December 31, 2014, there were 4,378 and 4,540 shares of preferred stock issued and outstanding, respectively.

Series D Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Convertible Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Convertible Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Convertible Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Convertible Preferred Stock (or converted common shares) at their nominal value of $10.00 at the holder’s option. Beginning 18 months and no later than 60 months after the issuance of the preferred stock, the holder can exercise the option to request the redemption of up to 250 shares of preferred stock (or converted common shares) on a quarterly basis.

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UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The fair value was determined using a combination of the Black-Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

In January 2015, Navios Acquisition redeemed, through the holder’s put option, 250 shares of the Series D Convertible Preferred Stock and paid $2,500 to the holder upon redemption.

In March 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months.

Further, in April 2015, Navios Acquisition redeemed, through the holder’s option, 25,000 shares of puttable common stock and paid $250 to the holder upon redemption.

In April 2015, Navios Acquisition redeemed, through the holder’s put option, 75 shares of the Series D Convertible Preferred Stock and paid $750 to the holder upon redemption.

In April 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months.

As of each of June 30, 2015 and December 31, 2014, 475 and 1,200 shares of Series D Convertible Preferred Stock, respectively, were outstanding.

	Series D Preferred Stock
	Number of preferred shares	Amount
Balance at December 31, 2013	1,200	$12,000
Balance at December 31, 2014	1,200	$12,000

Conversion of 400 shares of the Series D Preferred Stock into 400,000 shares of puttable common stock	(400)	(4,000)
Redemption of Series D Preferred Stock	(325)	(3,250)

Balance at June 30, 2015	475	$4,750

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2013	—	$—

Balance at December 31, 2014	—	$—

Conversion of 400 shares of the Series D Preferred Stock into 400,000 shares of puttable common stock	400,000	4,000
Redemption of puttable common stock	(25,000)	(250)

Balance at June 30, 2015	375,000	$3,750

Common Stock

As of June 30, 2015, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

On March 2, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock and on April 24, 2015, 25,000 shares of such puttable common stock were redeemed for $250.

On April 30, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock were converted into 64,800 shares of common stock.

NOTE 15: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Asia	$55,303	$41,125	$105,624	$84,323
Europe	10,780	9,643	21,245	17,030
United States	14,325	11,474	32,150	21,858

Total	$80,408	$62,242	$159,019	$123,211

NOTE 16: INVESTMENT IN AVAILABLE FOR SALE SECURITIES

As part of the consideration received from the sale of all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream in November 2014, the Company received 1,242,692 common units of Navios Midstream. As of June 30, 2015 and December 31, 2014, the carrying amount of the investment in available-for-sale common units was $19,274 and $15,099, respectively. As of June 30, 2015, the unrealized holding income on the investment amounted to $4,176 and was included in “Other comprehensive income/ (loss)”.

NOTE 17: INCOME/ (LOSS) PER COMMON SHARE

Income / (Loss) per share is calculated by dividing net income / (loss) available to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Potential common shares of 9,176,000 for the six month period ended June 30, 2015 (which included Series A Preferred Stock and Stock Options) and 14,406,286 for the six month period ended June 30, 2014 (which included Series A, Series B, Series C and Series D Preferred Stock, Restricted Stock and Stock Options) have an anti-dilutive effect (i.e. those that increase income per share or decrease income / (loss) per share) and are therefore excluded from the calculation of diluted income/ (loss) per share.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Numerator:
Net income/ (loss)	$26,362	$(2,804)	$46,396	$(15,622)
Less:
Dividend on Series B preferred shares	(27)	(27)	(54)	(54)
Dividend on Series D preferred shares	(61)	(168)	(199)	(279)
Dividend declared on restricted shares	(70)	(105)	(140)	(210)
Undistributed (income)/ loss attributable to Series C participating preferred shares	(1,271)	151	(2,233)	825

Net income/ (loss) attributable to common shareholders, basic	$24,933	$(2,953)	$43,770	$(15,340)

Plus:
Dividend on Series B preferred shares	27	—	54	—
Dividend declared on Series D preferred shares	61	—	199	—
Dividend declared on restricted shares	70	—	140	—

Net income/ (loss) attributable to common stockholders, diluted	$25,091	$(2,953)	$44,163	$(15,340)

Denominator:
Denominator for basic net income/ (loss) per share — weighted average shares	150,580,595	149,564,942	150,455,682	145,352,511
Series A preferred stock	1,200,000	—	1,200,000	—
Series B preferred stock	216,000	—	216,000	—
Series D preferred stock	801,020	—	1,069,258	—
Restricted shares	1,400,006	—	1,400,006	—
Denominator for diluted net income/(loss) per share — adjusted weighted average shares	154,197,621	149,564,942	154,340,946	145,352,511

Basic net income / (loss) per share	$0.17	$(0.02)	$0.29	$(0.11)

Diluted net income/ (loss) per share	$0.16	$(0.02)	$0.29	$(0.11)

NOTE 18: INCOME TAXES

The Marshall Islands, the Cayman Islands, the British Virgin Islands, Hong Kong, Panama and Malta do not impose a tax on international shipping income. Under the laws of those countries, the countries of incorporation of the Company and its subsidiaries and/or the vessels’ registration, the companies are subject to tonnage taxes which have been included in the accompanying consolidated statements of comprehensive income/ (loss).

As of January 1, 2013, foreign-flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statements of comprehensive income/ (loss) for the six months ended June 30, 2015, and 2014 related to the Greek Tonnage tax was $538 and $108, respectively, and for the three months ended June 30, 2015 and 2014, related to the Greek Tonnage tax was $21 and $53, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.

NOTE 19: SUBSEQUENT EVENTS

On August 13, 2015, the Board of Directors declared a quarterly cash dividend for the second quarter of 2015 of $0.05 per share of common stock payable on September 24, 2015 to stockholders of record as of September 18, 2015. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou

Chief Executive Officer

Date: August 20, 2015